June 25, 2014

Sheila Stout

Mary Cole, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks Co-Optivist Income BDC II, Inc. (the “Company”)

Comments to Form N-2, Post-Effective Amendment No. 5

Filed April 3, 2014

File No. 333-176182

Dear Ms. Stout and Ms. Cole:

I am writing at the request of Ms. Stout to follow-up on our prior correspondence regarding the Company’s valuation of the receivable from its investment manager, VII Peaks Capital, LLC (the “VII Peaks”), in its past financial statements. As is disclosed in the SEC filings of the Company, the receivable does not represent funds borrowed by VII Peaks from the Company. Instead, it represents an amount owed to the Company by its prior investment manager, VII Peaks-KBR BDC Advisor II, LLC (the “Prior Manager”), under an expense reimbursement agreement. The receivable was gratuitously assumed by VII Peaks when the Prior Manager (and its affiliated broker-dealer) went out of business in August 2013, and VII Peaks assumed the role investment manager to the Company.

Applicable Accounting Standard

As we have discussed in calls, the Company has carried the receivable at face value in its prior financial statements, and concluded that no impairment was necessary. In determining whether any impairment was necessary, the Company and its auditors relied upon ASC 310-10-35, which governs the circumstances under which a receivable may or should be impaired, and generally incorporates by reference the basic guidance for impairment losses set forth in Subtopic 450-20. Neither section sets forth any specific factors that management must consider in evaluating whether a receivable should be impaired, and if so by how much. Instead, ASC 310-10-35-4 sets forth the following general principles:

•	Subsection (a) states that an impairment should be recognized when it is probable that a loss has been incurred “based on past events and conditions existing at the date of the financial statements” and “based on all available information.”

•	Subsection (b) notes that “[l]osses shall not be recognized before it is probable that they have been incurred. . . .”

•	Subsection (c) notes that GAAP does not permit the establishment of allowances that are not supported by appropriate analyses.

Further, ASC 310-10-35-8 “requires the recognition of a loss when both of the following conditions are met:

a.	Information available before the financial statements are issued or available to be issued . . . indicates that it is probable that an asset has been impaired at the date of the financial statements.

b.	The amount of the loss can be reasonably estimated.”

Factors Relied Upon in Valuing Receivable

As required by the authority cited above, the Company considered all available factors in concluding that a loss was not probable with regard to the receivable. Specifically, the factors considered by the Company and its auditor in not impairing the receivable were and are:

•	VII Peaks’ projections of cash flow from 2014 reflect that it has the ability to repay the receivable. The projections indicate that VII Peaks should generate cash flow in 2014 of around $500,000. We believe the projections are reasonable for the following reasons. The projections assume growth in management fees from the Company in line with the Company’s expectations for increases in its net asset value, which in turn are derived from its projections of sales of common stock in its continuous offering. The projections of stock sales are derived from the Company’s recent experience in its continuous offering, combined with feedback from its broker-dealer network. The projections do not assume any revenue from incentive fees earned from the Company. The projections also assume flat revenues from VII Peaks’ other revenue sources in 2014 as compared to prior years, which consist of fee revenue from separately managed accounts, three private investment funds managed by VII Peaks, and investment banking revenue generated by VII Peaks’ principals. The projections assume increases in operating expenses consistent with the level of expenses that are currently being incurred.

•	VII Peaks is engaged in a private offering, under which it is raising up to $1.5 million through the sale of a royalty in its fee revenue. The proceeds are being used to fund distribution expenses incurred by Axiom Capital Management, Inc., the dealer manager in the Company’s continuous offering, as well as reductions of the receivable balance. The Company has already raised approx. $400,000 in equity capital raise, and based on investor interest is confident it will raise the remaining $1,100,000.

•	The Current Manager has minimum debt, other than the receivable to the Company and routine payables.

•	While the principals of VII Peaks (Gurpreet Chandhoke and Stephen Shea) have not formally signed a personal guarantee of the receivable, the Company and its auditors also took into consideration that they each have a material net worth, have a material investment in VII Peaks of approximately $450,000, and are committed to see the Company succeed.

•	VII Peaks’ projected cash flow for 2014, along with the valuation implied by its current private offering, reflects that it has a going concern value substantially in excess of the balance of the receivable.

Subsequent Events Relating to Receivable

As of March 31, 2014, the receivable had a balance of $1.337 million. From April 1, 2014 to June 2, 2014, VII Peaks repaid $250,000 of the receivable from a combination of cash flow from operations and proceeds of its private offering. Subsequently, the staff advised the Company that the receivable must be repaid. Between June 9 and June 13, 2014, VII Peaks was able to repay an additional $300,000 of the receivable. Finally, on June 24, 2014, VII Peaks was able to repay the balance of the receivable. The funds to repay the receivable in full on June 24, 2014 were derived mostly from funds obtained from promissory notes issued to existing equity investors in VII Peaks and secondarily from cash flow from operations. VII Peaks in the past has raised equity at a valuation of $10 million. The notes issued by VII Peaks are repayable from the cash flow of VII Peaks, and I believe are a clear reflection of the investors’ belief that VII Peaks had the cash flow and going concern value to repay the receivable. I further believe that the speed with which VII Peaks was able to raise the capital to completely repay the receivable further confirms that its enterprise value was and is sufficient to repay the receivable at all times.

I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in this letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions.

VII Peaks Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer

Cc:	Robert J. Mottern, Esq.

Brian Finnegan